NEWS RELEASE

ELD No. 06-08

TSX: ELD  AMEX: EGO

May 4, 2006

Q1 2006 Financial and Operational Results

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation provides the Company’s financial and operational results for the first quarter ended March 31, 2006 (“Q1 2006”).

Q1 2006 Highlights

•

Closed a bought deal equity financing with a syndicate of underwriters, for gross proceeds of CDN$186.30 million;

•

Began operating the Kisladag gold mine in April 2006;

•

Achieved major construction milestones at the Tanjianshan mine in China, which is scheduled to start production in October 2006;

•

Recorded a net loss for Q1 2006 of $7.46 million or ($0.02) per share compared with a net loss of $8.96 million or ($0.03) per share in Q1 2005;

•

Advanced our exploration projects in Turkey and Brazil;

•

Sold 15,656 ounces of gold at an average price of $549 per ounce for total proceeds of $8.60 million;

•

Produced 19,111 ounces of gold in Q1 2006.

Financial Results

On February 7, 2006, we closed a bought deal equity financing with a syndicate of underwriters. We issued 34,500,000 common shares at CDN$5.40 per common share for gross proceeds of CDN$186.30 million ($161.49 million) and net proceeds of CDN$178.85 million ($155.04 million). The completion of this equity financing gives us sufficient funds to acquire late-stage development gold properties in China; complete the development of, and continue exploring on, our properties in Turkey, China and Brazil; acquire other properties; and carry out general corporate activities.

At March 31, 2006, we held $162.10 million in cash and short-term deposits and $50.00 million in a reserve account, offsetting our debt of $52.87 million. We remain hedge free.

Our consolidated net loss for Q1 2006 was $7.46 million or ($0.02) per share compared with a net loss of $8.96 million or ($0.03) per share in Q1 2005. This net loss results from higher exploration expenses, an unrealized foreign exchange loss resulting from Canadian dollars held and a non-cash future income tax expense a result of the appreciation of the Brazilian Real (“Real”).

In Q1 2006, we sold 15,656 ounces of gold at an average price of $549 per ounce for $8.60 million, compared to 16,910 ounces at an average price of $428 per ounce for $7.23 million in Q1 2005. Although we sold fewer ounces of gold compared to Q1 2005, gold production at the São Bento mine increased in Q1 2006.

Operating Performance

In Q1 2006, São Bento produced 19,111 ounces of gold at a total cash cost of $429 per ounce, compared to 14,311 ounces of gold at a total cash cost of $413 per ounce in Q1 2005. The increased gold production reflects higher ore production rates, a result of our completion of the shaft-deepening project in 2005. Total cash costs were 3.87% higher than in Q1 2005, primarily attributable to the appreciation of the Brazilian Real by 6.75%.

We expect to end commercial production at Sao Bento during the first half of 2007.  We are currently reviewing options for the future of the asset.

Kisladag Mine Construction

The Kisladag mine began operations in Q2 2006. All operating permits necessary for producing gold at Kisladag have been received, the process plant is commissioned and leaching solution has been applied to the leach pad.

Our revisions to the capital budget estimates reported in Q2 2005 remain on target, and we are forecasting total costs of $83.4 million to completion. We expect that Kisladag will produce 120,000 ounces of gold in 2006 at an estimated cash cost of $215 per ounce, with production increasing to an average of 240,000 ounces in 2007 and beyond.

Tanjianshan Mine Construction

Construction at Tanjianshan remains on schedule and on budget for starting gold production in October 2006. Phase I earthworks and the majority of the structural works were completed during the winter, and mechanical and electrical installation is underway. The Apron Feeder and Jaw Crusher have been installed, the SAG mill installation is advancing on schedule and the CIL tanks have been fabricated and installed. Earthworks for the tailings dams are complete. Pre-stripping is continuing at both the Jinlonggou (“JLG”) and Qinglongtan (“QLT”) deposits and ore has been exposed in both pits. In 2006, we expect to produce 40,000 ounces of gold at a cash cost of $320 per ounce.

Development

At Efemçukuru, we are proceeding with the permitting process and land acquisition in 2006. Our 2006 work plan includes an infill drilling program and a step-out drilling program designed to test the down-dip potential of the ore zone. As part of the 2006 work plan a feasibility study is planned for completion. We anticipate beginning construction in 2007, with production starting in 2008.

Exploration Outlook

Our exploration budget for 2006 is $14.0 million, enabling us to continue advancing our pipeline of promising properties in Turkey, Brazil and China.

Turkey

During Q1 2006 we conducted ongoing drilling at the AS project and the Bayramic property located on the Biga Peninsula. At AS, five holes were completed and the drilling concentrated on the main Dogrudere anomaly. We plan additional soil geochemical sampling and geophysical surveys (IP and ground magnetics) towards the end of Q2 2006, which will enable us to determine the location of drill sites for the systematic drill evaluation of this southern target area in 2006.

At the Bayramic property, we drilled 14 reverse circulation holes over various coincident soil geochemistry and IP geophysical anomalies. Results were generally negative and no further work will be done on this property.

Brazil

At the Vila Nova gold project we conducted detailed mapping and channel sampling of garimpero pits and have resumed drilling based on these programmes.  In addition, we are continuing to extend mapping and sampling activities over the 6 km trend identified.

In Q1 2006 an additional 15 holes (1658 metres) were completed both as in fill to our previously announced resources and to define recently identified iron mineralization external to the present resource.  Results from this drilling programme will be included in an updated resource estimate.  Recently completed metallurgical testworks will be combined with the revised resource estimate as part of a planned preliminary engineering study in 2006 designed to establish the viability of the iron ore project.

China

Activity at our Tanjianshan project in Q1 2006 consisted primarily of planning for the upcoming exploration campaigns. Work will include resource extension drilling around our existing JLG and QLT deposits, and evaluating our large exploration lease position surrounding these deposits through soil geochemistry, geophysical surveys (ground magnetics and IP) and trenching. This will begin in Q2 2006.

“This was an extremely significant quarter for all of us at Eldorado,” said Paul Wright, President and Chief Executive Officer. “We began operations at Kisladag, a project we have advanced from a greenfield exploration discovery into what will soon be the largest gold mine in Europe. Our gold project in Tanjianshan is on schedule and on budget to begin producing gold in October. The completed financing with net proceeds of over CDN$175 million will enable us to implement our strategic growth plan through continued acquisition, development and exploration.”

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call on Friday, May 5, 2006 to discuss the Q1 2006 Financial and Operational Results  at 11:00 a.m. EDT (8:00 a.m. PDT).  You may participate in the conference call by dialing 416-695-6120 in Toronto or 1-877-888-4210 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available for one week by dialing 416-695-5275 in Toronto or 1-888-509-0081 toll free in North America and entering the Pass code: 619190.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  FORM 40-F dated March 23, 2006 and technical reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We may not update forward-looking statements except as required by law. You are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Eldorado Gold Corporation

Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$162,097	$33,826
Accounts receivable	9,220	8,264
Prepaids	2,075	2,024
Inventories	10,901	7,597
	184,293	51,711
Property, plant and equipment	208,394	186,610
Other assets	8,022	6,288
Mineral properties and deferred development	24,000	23,326
Investments and advances	51	562
Deposits (Note 3)	50,000	50,000
Goodwill	2,238	2,238
	$476,998	$320,735
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$16,842	$19,730
Current portion of capital lease obligation	21	37
Current portion of long term debt (Note 3)	2,037	1,488
	18,900	21,255
Asset retirement obligation	11,305	11,143
Capital lease obligation	91	90
Contractual severance obligation	2,781	2,437
Future income taxes	11,471	10,051
Long term debt (Note 3)	50,832	50,832
	95,380	95,808
SHAREHOLDERS' EQUITY
Share capital (Note 4)	737,868	573,721
Contributed surplus	978	1,996
Stock based compensation	6,998	5,980
Deficit	(364,226)	(356,770)
	381,618	224,927
	$476,998	$320,735

Commitments and Contingencies (Note 5)
Supplementary Cash Flow Information (Note 7)

Approved by the Board	Approved by the Board

"Paul N. Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended
	March 31,	March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Revenue
Gold sales	$ 8,592	$7,234
Interest and other income	836	648
	9,428	7,882
Expenses
Operating costs	7,747	8,054
Depletion, depreciation and amortization	84	2,515
General and administrative	2,673	2,457
Exploration expense	2,168	1,208
Interest and financing costs	38	-
Stock based compensation expense	1,888	1,238
Accretion of asset retirement obligation	162	121
Writedown of assets	-	662
(Gain) loss on disposal of assets	(904)	-
Foreign exchange (gain) loss	1,567	608
	15,423	16,863
Loss before income taxes	(5,995)	(8,981)
Tax recovery (expense)
Current	(40)	(72)
Future	(1,421)	96
Net loss for the period	$ (7,456)	$(8,957)
Deficit at the beginning of the period:	(356,770)	(307,644)
Deficit at the end of the period	$ (364,226)	$(316,601)
Weighted average number
of shares outstanding	308,099,316	276,336,250
Basic and Diluted loss per share - U.S.$	$ (0.02)	$(0.03)
Basic and Diluted loss per share - CDN.$	$ (0.03)	$(0.04)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Cash flows from (used in) operating activities
Net loss for the period	$ (7,456)	$(8,957)
Items not affecting cash
Depletion, depreciation and amortization	84	2,515
Future income taxes	1,420	(96)
Writedown of assets	-	662
Gain on disposal of assets	(904)	-
Stock based compensation expense	1,985	1,364
Contractual severance expense	344	106
Accretion of asset retirement obligation	162	121
Foreign exchange (gain) loss	656	795
Change in non-cash working capital	(7,214)	2,294
	(10,923)	(1,196)
Cash flow from investing activities
Property, plant and equipment	(21,319)	(12,896)
Mineral properties and deferred development	(674)	(142)
Proceeds from disposal of Investments and advances	1,481	-
	(20,512)	(13,038)
Cash flow from financing activities
Issue of common shares:
Voting - for cash	162,162	345
Other assets	(1,734)	-
	160,428	345
Foreign exchange gain (loss) on cash held in foreign currency	(722)	(798)
Net increase (decrease) in cash and cash equivalents	128,271	(14,687)
Cash and cash equivalents at beginning of the period	33,826	135,390
Cash and cash equivalents at end of the period	$ 162,097	$120,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation (“Eldorado”, or the “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Development and construction of mines and processing facilities are underway in Turkey and China. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all of its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licences and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Capitalization of Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use.  We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use.  We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss).  A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the period.  The computation of diluted earnings per share reflects the dilutive effect, if any of the exercise of stock options and warrants outstanding at the period end using the treasury stock method.

3.

Long Term Debt and Deposits

	March 31,	December 31,
	2006	2005
Deposits
Reserve account	$50,000	$50,000
	$50,000	$50,000
Long term debt
Corporate loan facility	50,000	50,000
Sino Gold Limited	832	832
	50,832	50,832
Current portion
Corporate loan facility	1,728	1,179
Sino Gold Limited	309	309
	$52,869	$52,320

On April 6, 2005 Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility (“Facility”) for $65,000 with HSBC Bank USA, National Association (“HSBC Bank”).  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

3.   Long Term Debt and Deposits (continued)

over which the HSBC Bank holds security. At March 31, 2006, the total debt outstanding is $50,000 and bears interest at the LIBOR rate plus 1.25% on the date of the draw.  On April 21, 2005 Tüprag drew $15,000 at 4.19%, on June 15, 2005 Tüprag drew

$20,000 at 4.35%, on July 29, 2005 Tüprag drew $5,000 at 4.66% and on September 2, 2005 Tüprag drew $10,000 at 4.64%. The facility is scheduled for repayment in 2006, renewable annually at the Company’s option for 5 years.  The Company will renew all scheduled repayments in 2006.

 Resulting from the Afcan acquisition, Eldorado inherited a loan payable to Sino Gold Limited.

Non-interest bearing loan discounted using an interest rate of 8%.
Repayable on December 31 over the next 5 years.	$1,141
Less: Current portion of long term debt	309
$832
Minimum repayments required on debt are as follow s:
December 31, 2006	$309
December 31, 2007	333
December 31, 2008	360
December 31, 2009	139
$1,141

4.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At March 31, 2006 the Company has nil non-voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2006	Shares Issued	Amount
Shares at beginning of the year	302,577,378	$573,721
Shares for exercised stock options	999,333	3,017
Shares for exercised Afcan warants	2,142,470	4,507
Shares for cash consideration - Financing	34,500,000	154,638
Estimated fair value of stock options exercised	-	1,985
Shares at March 31, 2006	340,219,181	$737,868

(b)      Share option plan

As at March 31, 2006, the Company has share option plans as described in the most recent annual financial statements of the Company. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2006 for the plans were $1,888.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Share Capital (continued)

A summary of the terms and status of Company’s outstanding options at March 31, 2006 and the changes for the period ending on that date is presented below:

	Three months ended
	March 31, 2006
Options	Outstanding	Weighted average
	Options	exercise price - Cdn.$
Outstanding at the beginning of the period	7,176,872	3.34
Granted	1,029,000	5.48
Exercised	(999,333)	3.50
Outstanding at the end of the period	7,206,539	3.62
Options exercisable at period end	6,553,872	3.43

The following table summarizes information about share options outstanding as at March 31, 2006.

Number	Weighted-Average	Weighted Average
Outstanding At	Remaining	Exercise Price - Cdn$
March 31, 2006	Contractual Life
	(years)
95,000	0.29	0.39
190,385	1.24	1.05
768,230	2.77	2.92
2,738,923	2.92	3.68
2,385,001	4.01	3.35
1,029,000	4.86	5.42
7,206,539	3.47	3.62

The following table summarizes information about the Afcan warrants outstanding as at March 31, 2006.

Number Outstanding	Weighted-Average	Weighted Average
At March 31, 2006	Remaining	Conversion Price - Cdn.$
	Contractual Life
	(years)
452,308	0.47	2.44

November 18, 2006 is the expiry date of the Afcan warrants issued in connection with the completed September 13, 2005 business combination transaction between Eldorado Gold Corporation and Afcan Mining Corporation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

5.      Commitments and Contingencies

The Company’s contractual obligations at March 31, 2006, including payments due for each of the periods indicated, are summarized as follow:

		Payments due in
Contractual obligations	2006	2007	2008	2009	2010	2011 +	Total
Operating leases	$328	$364	$361	$366	$387	$1,492	$3,298
Capital leases	28	36	36	37	-	-	137
Capital expenditures	15,191	-	-	-	-	-	15,191
Purchases obligations	7,117	2,244	420	449	-	-	10,230
Property expenditures	822	1,068	1,057	1,057	1,057	3,286	8,347
Total	$23,486	$3,712	$1,874	$1,909	$1,444	$4,778	$37,203

Capital expenditures in 2006 of $15.19 million relate to construction activities at the Kisladag and Tanjianshan mines. Purchase obligations from 2006 through to 2008 relate to 2006 energy and oxygen contracts at the São Bento mine and other contracts at the Kisladag mine. Property expenditures of $0.82 million relate to land fees and contractual expenditures for Vila Nova and Tanjianshan.

6.      Segmented Information

All of Eldorado’s operations are related to the gold mining industry.  During the first quarter 2006 and 2005 Eldorado had a single producing mine, São Bento with mining and exploration assets located in Brazil, Turkey and China.

	Three months
	ended	ended
	March 31,	March 31,
	2006	2005
	(unaudited)	(unaudited)
Gold sales
São Bento Mine	$ 8,592	$7,234
	8,592	7,234
Operating costs
São Bento Mine	7,747	8,054
Accretion of asset retirement obligation	162	121
	7,909	8,175
Depletion, depreciation and amortization
São Bento Mine	-	2,476
	-	2,476
Corporate expenses, net of interest and other income	(3,488)	(2,456)
Exploration expense	(2,168)	(1,208)
Interest and financing costs	(38)	-
Stock based compensation	(1,888)	(1,238)
Gain on disposal of investments and advances	904	-
Write down of investments	-	(662)
Loss before income taxes	(5,995)	(8,981)
Tax recovery (expense)
Current	(40)	(72)
Future	(1,421)	96
Net loss for the period	$ (7,456)	$(8,957)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

6.

Segmented Information (continued)

	Three months ended
	March 31	March 31
	2006	2005
	(unaudited)	(unaudited)
Revenues by geographic area
North America	$719	$376
South America	8,683	7,506
Turkey	7	-
China	19	-
	$9,428	$7,882
Net (loss) income by geographic area
North America	$(4,138)	$(3,847)
South America	(1,683)	(3,559)
Turkey	(1,439)	(1,551)
China	(196)	-
	$(7,456)	$(8,957)

	Three months
	ended	Year ended
	March 31	December 31
	2006	2005
	(unaudited)
Segment assets
São Bento - Consolidated	$28,691	$23,517
Total assets for reportable segments	28,691	23,517
Turkey - Consolidated	154,110	138,737
China	46,642	97,901
Canada	247,555	60,580
	$476,998	$320,735
Assets by geographic area
North America	$247,555	$60,580
South America	28,691	23,517
Turkey	154,110	138,737
China	46,642	97,901
	$476,998	$320,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

7.

Supplementary Cash Flow Information

The Company conducted non-cash investing and financing activities as follow:

	Three months ended
	March 31,
	2006	2005
	(unaudited)	(unaudited)
Change in non-cash w orking capital
Accounts and other receivables	$ (1,007)	$ 780
Inventories	(3,304)	52
Accounts payable and accrued liabilities	(2,903)	1,462
	$ (7,214)	$ 2,294
Operating Activities included the follow ing cash payments
Income taxes paid	$ 20	$ -